Exhibit 99(a)

Consolidated Financial Statements GTIS-HOV Holdings V LLC As Of And For The Years Ended October 31, 2019 And 2018 And 2017 And Independent Auditors’ Report

GTIS-HOV Holdings V LLC

Consolidated Financial Statements

As Of And For The Years Ended October 31, 2019 And 2018 And 2017

INDEPENDENT AUDITORS' REPORT

To the Members of

GTIS-HOV Holdings V LLC

Matawan, New Jersey

We have audited the accompanying consolidated financial statements of GTIS-HOV Holdings V LLC and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of October 31, 2019 and 2018, and the related consolidated statements of operations, changes in members' equity, and cash flows for each of the three years in the period ended October 31, 2019, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GTIS-HOV Holdings V LLC and its subsidiaries as of October 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

December 19, 2019

GTIS-HOV Holdings V LLC

Consolidated Balance Sheets
(Dollars in Thousands)

	October 31,
	2019	2018
Assets
Cash and cash equivalents	$14,234	$16,774
Restricted cash	2,760	2,435
Receivables and deposits	1,618	2,881
Inventories:
Land and land development	36,440	82,951
Construction in process	25,487	39,837
Consolidated inventory not owned	-	804
Total inventories	61,927	123,592

Prepaid expenses	3,232	4,263
Total assets	$83,771	$149,945

Liabilities and Members’ equity
Notes payable, net of debt issuance costs	$15,244	$69,897
Liabilities from inventory not owned	-	593
Accounts payable and other liabilities	13,510	23,698
Customers’ deposits	1,980	5,600
Accrued interest	53	206
Total liabilities	30,787	99,994

Commitments and contingencies (Note 5)

Members’ equity	52,984	49,951
Total liabilities and members’ equity	$83,771	$149,945

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Consolidated Statements of Operations
(Dollars in Thousands)

	Year Ended October 31, 2019	Year Ended October 31, 2018	Year Ended October 31, 2017
Revenue:
Sale of homes	$220,440	$326,527	$148,858
Other revenue	672	747	180
Total revenue	221,112	327,274	149,038

Expenses:
Direct costs:
Land and land development	70,916	111,811	53,419
Construction	88,076	128,058	59,494
Other	9,863	15,417	7,216
Direct cost of sales	168,855	255,286	120,129

Cost of sales interest	9,276	15,427	6,120

Indirect cost of sales:
Construction and service overhead	5,272	6,907	3,070
Inventory impairment loss and land option write-off	-	722	-
Other	2,888	4,140	2,067
Total indirect cost of sales	8,160	11,769	5,137

Selling, general and administrative expense	15,622	23,722	13,992

Interest expense	241	5,264	6,184

Net income (loss)	$18,958	$15,806	$(2,524)

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Consolidated Statement of Changes in Members’ Equity
(Dollars in Thousands)

For The Years Ended October 31, 2019 And 2018 And 2017

	K. Hovnanian
	GT V	Hov V
	Investment,	Parallel	GTIS Hov V
	LLC	Blocker LLC	Co-Invest LP	Total
Balance at October 31, 2016	$18,308	$442	$3,219	$21,969

Capital Contributions	12,250	296	2,154	14,700

Net loss	(2,103)	(51)	(370)	(2,524)

Balance at October 31, 2017	28,455	687	5,003	34,145

Net income	13,172	318	2,316	15,806

Balance at October 31, 2018	41,627	1,005	7,319	49,951

Net income	15,798	382	2,778	18,958

Distributions	(13,271)	(320)	(2,334)	(15,925)

Balance at October 31, 2019	$44,154	$1,067	$7,763	$52,984

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Consolidated Statement of Cash Flows
(Dollars in Thousands)

	Year Ended October 31, 2019	Year Ended October 31, 2018	Year Ended October 31, 2017
Operating activities
Net income (loss)	$18,958	$15,806	$(2,524)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Inventory impairment loss and land option write-off	-	722	-
Amortization of deferred financing costs	739	619	1,064
Changes in operating assets and liabilities:
Receivables, deposits and prepaid expenses	2,294	2,294	(3,070)
Inventories	61,665	58,103	(78,631)
Accounts payable, other liabilities and accrued interest	(10,341)	(13,353)	23,946
Customers’ deposits	(3,620)	(197)	3,498
Net cash provided by (used in) operating activities	69,695	63,994	(55,717)

Financing activities
Member contributions	-	-	14,700
Member distributions	(15,925)	-	-
Proceeds from notes payable	41,351	55,227	88,792
Payments related to notes payable	(96,654)	(124,019)	(37,266)
Payments related to model sale leaseback financing program	(593)	-	-
Deferred financing costs from model financing program and notes payable	(89)	(145)	(1,371)
Net cash (used in) provided by financing activities	(71,910)	(68,937)	64,855

Net (decrease) increase in cash and cash equivalents and restricted cash	(2,215)	(4,943)	9,138
Cash and cash equivalents and restricted cash balance, beginning of year	19,209	24,152	15,014
Cash and cash equivalents and restricted cash balance, end of year	$16,994	$19,209	$24,152

Supplemental disclosures of cash flows:
Cash paid for interest, net of amounts capitalized	$394	$36,799	$53

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents	$14,234	$16,774	$23,266
Restricted cash	2,760	2,435	886
Total cash and cash equivalents and restricted cash	$16,994	$19,209	$24,152

See notes to consolidated financial statements.

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements

As Of And For The Years Ended October 31, 2019 And 2018 And 2017

1. Description of Business

GTIS-HOV Holdings V LLC (with its subsidiaries, the “Company”) is a residential home developer that markets its products in Arizona, California, Illinois, Maryland, New Jersey, South Carolina and Virginia. All construction activity is performed by subcontractors supervised by the Company.

On April 29, 2016, K. Hovnanian GT V Investment, LLC (“K-Hov”) (a subsidiary of K. Hovnanian Enterprises, Inc.) entered into a joint venture agreement with Hov V Parallel Blocker LLC and GTIS Hov V Co-Invest LP (collectively, “GTIS”) (both affiliates of GTIS Partners) to develop, construct, and sell residential communities. The Company purchased eight properties from other subsidiaries of K. Hovnanian Enterprises, Inc. and one property from a third party. All properties were purchased at fair value. During Fiscal 2017, the Company purchased one property from a subsidiary of K. Hovnanian Enterprises, Inc. and two properties from a third party.

The Company is a limited-life entity. As the existing lots are developed, built on, and sold, operations will decline and cease when all the homes have been delivered. In accordance with the joint venture agreement, dissolution must ultimately occur no later than December 31, 2065. Capital was contributed by K-Hov and GTIS in the following proportion: 83.3333% by K-Hov; and 14.6551% and 2.0116% by GTIS. The joint venture agreement specifies how profits and losses and cash distributions are allocated to the investors. Also in accordance with the joint venture agreement, K-Hov is the managing member, with all significant decisions shared equally by both members.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the Company’s accounts and those of its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when purchased to be cash equivalents. Cash includes deposits in checking accounts. Our cash and cash equivalents are held at financial institutions and may, at times, exceed insurable amounts. The Company believes that it mitigates the risk by depositing the cash and cash equivalents in major financial institutions.

Restricted Cash

Restricted cash includes cash collateralizing the per home warranty service dollars discussed below.

Inventories

Inventories are stated at cost unless the inventory is determined to be impaired, in which case the inventory is written down to its fair value. Inventories of houses include all direct costs of construction, plus capitalized costs, including construction administration, property taxes, interest, and legal fees that relate to development projects. Land, land development, and common facility costs are accumulated by development and are allocated to homes within each development based on buildable acres to product types within each community, which, along with direct construction costs, are allocated to each unit and relieved through cost of sales using the specific identification method.

Start-up costs incurred in connection with planned developments are expected to be recovered from the sale of homes and are capitalized. Management periodically reviews the feasibility of planned developments and expenses the costs of developments that are abandoned or which cannot be recovered through the realization of future sales revenue.

The Company records impairment losses on inventories related to communities under development when events and circumstances indicate they may be impaired and the Company will not be able to recover its recorded investment. For the years ended October 31, 2019 and 2017, the company did not record any inventory impairments. For the year ended October 31, 2018, the Company recorded inventory impairment losses of $0.7 million.

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

“Consolidated inventory not owned” consists of certain model sale leasebacks that are included on the balance sheet in accordance with GAAP. Some of the assets acquired by the Company included certain model homes sold and leased back with the right to participate in the potential profit when each home is sold to a third party at the end of the respective lease. As a result of this continued involvement, for accounting purposes in accordance with Accounting Standards Codification 360-20-40-38, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of the balance sheet, at October 31, 2018, inventory of $0.8 million, was recorded to “Consolidated inventory not owned,” with a corresponding amount of $0.6 million, recorded to “Liabilities from inventories not owned.” As of October 31, 2019, all models under the leaseback transactions have been sold to customers resulting in no balances in “Consolidated inventory not owned” and “Liabilities from inventory not owned.”

Interest

Interest attributable to properties under development during the land development and home construction period is capitalized and expensed along with the associated cost of sales as the related inventories are sold. Interest incurred in excess of interest capitalized is expensed immediately.

Warranty Allowances

The Company warranties a home for most ordinary defects generally for the first year of ownership and for major structural defects for the first 10 years of ownership. All warranty services will be provided by and are the responsibility of an affiliate of K-Hov. The Company pays a fixed fee per house (varies for each community) at closing. These fees are deposited into restricted cash accounts maintained by the Company until approvals are granted which allow for reimbursement to be paid to such affiliate, K. Hovnanian JV Services Company, L.L.C., to cover the cost of the warranty services after they have been incurred. Additions and charges to the warranty reserve, which is included in Accounts payable and other liabilities on the accompanying consolidated balance sheets, were as follows:

(In thousands)	Year Ended October 31, 2019	Year Ended October 31, 2018
Balance, beginning of period	$2,123	$883
Additions	1,457	1,757
Charges	(804)	(517)
Balance, end of period	$2,776	$2,123

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs expensed totaled $1.4 million, $2.5 million and $2.2 million in the years ended October 31, 2019, October 31, 2018 and October 31, 2017, respectively, and are included in Selling, general and administrative expense on the accompanying consolidated statements of operations.

Income Taxes

A limited liability company is not subject to the payment of federal or state income taxes, as the components of its income and expenses flow through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and these differences could have a significant impact on the consolidated financial statements.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606), (“ASU 2014-09”). ASU 2014-09 requires entities to recognize revenue that represents the transfer of promised goods or services to customers in an amount equivalent to the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following steps should be applied to determine this amount: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition,” and most industry-specific guidance in the Accounting Standards Codification. The FASB has also issued a number of updates to this standard. The standard was effective for us for annual and interim periods beginning November 1, 2018, and we applied the modified retrospective method of adoption.

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The implementation did not result in any significant changes to our business processes, systems, internal controls or have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 provides guidance on how certain cash receipts and cash payments are to be presented and classified in the statement of cash flows. ASU 2016-15 was effective for the Company’s fiscal year beginning November 1, 2018. The implementation did not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”). ASU 2016-18 amends the classification and presentation of changes in restricted cash or restricted cash equivalents in the statement of cash flows. ASU 2016-18 was effective for the Company’s fiscal year beginning November 1, 2018. Early adoption is permitted. The implementation did not have a material impact on our consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-09, “Codification Improvements” (“ASU 2018-09”). ASU 2018-09 provides amendments to a wide variety of topics in the FASB’s Accounting Standards Codification, which applies to all reporting entities within the scope of the affected accounting guidance. The transition and effective date guidance are based on the facts and circumstances of each amendment. Some of the amendments in ASU 2018-09 do not require transition guidance and were effective upon issuance of ASU 2018-09. However, many of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018. We do not expect any material impact of adopting the applicable guidance on our consolidated financial statements.

3. Related-Party Transactions

As the administrative member of the Company, K-Hov provides certain services to the Company. In connection with providing these services, K-Hov receives fees, which are summarized as follows:

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

3. Related-Party Transactions (continued)

Administrative charge	4% of home sales revenue

Insurance charge	$6,840 per home sold – Arizona $6,679 per home sold – Illinois
$6,605 per home sold – California
$6,348 per home sold – Maryland
$8,099 per home sold – New Jersey
$6,605 per home sold – South Carolina
$6,155 per home sold – Virginia
Warranty services charge	$2,038 per home sold – Arizona
$5,276 per home sold – California $1,559 per home sold – Illinois
$5,564 per home sold – Maryland
$3,597 per home sold – New Jersey
$2,871 per home sold – South Carolina
$5,036 per home sold – Virginia

The administrative and insurance charges are included in Selling, general and administrative expense and the warranty services charge is included in Indirect cost of sales – Other on the consolidated statements of operations.

The following table summarizes the related party fees incurred:

(In thousands)	Year Ended October 31, 2019	Year Ended October 31, 2018	Year Ended October 31, 2017
Administrative charge	$8,580	$12,736	$5,803
Insurance charge	$2,718	$3,931	$1,789
Warranty services charge	$1,457	$1,757	$870

4. Notes Payable

The Company had a secured promissory note with a lender that is an affiliate of GTIS that would have matured on April 30, 2023. As of October 31, 2019, this note, and all accrued interest associated therewith, was paid in full. As of October 31, 2018, the note had a principal balance

GTIS-HOV Holdings V LLC

Notes to Consolidated Financial Statements (continued)

4. Notes Payable (continued)

of $49.4 million. There was no accrued, unpaid interest as of October 31, 2019 and October 31, 2018. Interest was payable monthly at a rate of 16% per annum, which could have been deferred and added to the unpaid principal balance, and thereafter, could be subject to interest at the note rate. The note is secured by all of the Company’s property and improvements, except for properties with separate secured loans described herein. The Company also had community-specific project financing in certain communities, secured by the related property and improvements. The total commitment for these loans as of October 31, 2019 and 2018 was $62.0 million and $77.1 million, respectively. Interest on amounts drawn is payable monthly at a rate ranging from 5.75% to 8.75% and 6.00% to 9.25% per annum as of October 31, 2019 and October 31, 2018, respectively. As of October 31, 2019 and 2018, the total amount drawn on all loans was $15.3 million and $21.2 million, respectively.

5. Commitments and Contingencies

The Company is not currently involved in any claims or legal actions arising in the ordinary course of its business. If the Company were to become involved in any, management would decide, based on the facts and circumstances at that time, if the ultimate disposition of these matters could have a material adverse effect on the Company’s consolidated financial statements and assess whether a contingent liability would be necessary.

6. Subsequent Events

The Company evaluated subsequent events that took place after October 31, 2019, through December 19, 2019, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in or adjustments to the consolidated financial statements as of October 31, 2019.

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